SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 333-85834

A.                                   Full title of the plan: The Children’s Place 401(k) Savings Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Children’s Place Retail Stores, Inc.

915 Secaucus Road

Secaucus, NJ 07094

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits of The Children’s Place 401(k) Savings Plan (the “Plan”) as of December 31, 2003 and 2002 and the related Statement of Changes in Net Assets Available for Benefits of the Plan for the year ended December 31, 2003, and supplemental schedule as of December 31, 2003, together with the Report of Independent Registered Public Accounting Firm and Consent, are attached and filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CHILDREN’S PLACE 401(K) SAVINGS PLAN

By:	/s/ Steven Balasiano
	Name:	Steven Balasiano
	Title:	Vice President, General Counsel and Corporate Secretary

Dated: July 13, 2004

THE CHILDREN’S PLACE

401(K) SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statement of Changes In Net Assets Available for Benefits for the Year Ended December 31, 2003

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE:
Form 5500 Schedule H, Part IV, line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2003

EXHIBITS:
Exhibit 1 - Consent of Independent Registered Public Accounting Firm
Exhibit 31 - Section 302 Certifications
Exhibit 32 - Section 906 Certifications

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
The Children’s Place 401(k) Savings Plan:
Secaucus, New Jersey

We have audited the accompanying statements of net assets available for benefits of The Children’s Place 401(k) Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

New York, New York
July 12, 2004

THE CHILDREN’S PLACE

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Cash equivalents	$—	$117,303
Investments, at fair value	17,940,507	12,493,106
Receivables:
Participants’ contributions receivable	93,402	97,600
Employers’ contributions receivable	8,509	84,783
Total receivables	101,911	182,383
Total assets	18,042,418	12,792,792
LIABILITIES:
Benefits payable to participants	158,243	61,247
Total liabilities	158,243	61,247
Net assets available for plan benefits	$17,884,175	$12,731,545

See notes to financial statements.

THE CHILDREN’S PLACE
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Additions to net assets attributed to-
Investment income:
Net appreciation in fair value of investments	$2,267,108
Interest	51,734
Dividends	486,818
2,805,660

Contributions
Participant contributions	2,877,501
Employer contributions (net of forfeitures of $277,209)	638,281
3,515,782
Total additions	6,321,442

DEDUCTIONS:
Deductions from net assets attributed to-
Benefits paid to participants	(1,159,219)
Administrative expenses	(9,593)
Total deductions	(1,168,812)

Increase in net assets	5,152,630

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	12,731,545
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$17,884,175

See notes to financial statements.

THE CHILDREN’S PLACE
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1.             DESCRIPTION OF THE PLAN

The following description is provided for general information purposes only. Participants of The Children’s Place 401(k) Savings Plan (the “Plan”) should refer to the Plan document for more detailed and complete information. The provisions of the Plan comply with the requirements of ERISA.

General

The Plan is a defined contribution 401(k) profit-sharing plan established on September 1, 1990, to provide retirement benefits for eligible employees of The Children’s Place Retail Stores, Inc. (the “Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

Each employee becomes eligible to participate in the Plan after the completion of one thousand hours of service within a consecutive twelve month period (determined from participant’s date of hire to his/her first anniversary, or if not met in the first consecutive twelve month period, then in subsequent consecutive twelve month periods) and the attainment of age 21.

Contributions

Participants may elect to make salary reduction contributions to the Plan at a rate not to exceed  60% of their compensation, up to a maximum of $12,000 in 2003 and $11,000 in 2002.

As of December 31, 2003, Fidelity Management Trust Company was the trustee and asset custodian of the Plan. Contributions to the Plan are invested by the trustee and asset custodian, as directed by the participants. As of December 31, 2003, Plan assets were administered by Fidelity Investment Institutional Operations Company, which enable the participant to invest in a number of investment options, including The Children’s Place Common Stock. During 2003, the Plan offered 16 mutual funds and The Children’s Place Common Stock. Participants elect to have their participant accounts invested among these investments in 1% multiples. Participants immediately vest in their participant contributions.  At December 31, 2002, Merrill Lynch was trustee and custodian of the Plan and on January 1, 2003, Fidelity Management Trust Company was appointed trustee.

The Company provides employer-matching contributions equal to 50% of the first 5% of the participant’s compensation. The total compensation that can be considered for employer contribution purposes was limited to $200,000 in 2003. These contributions vest as follows:

Years of Service	Vested Percentage
1	0%
2	25
3	50
4	75
5	100

Forfeitures are used to reduce future employer contributions. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $52,443 and $117,303, respectively. Employer contributions were reduced by $277,209 from forfeited nonvested accounts in 2003.

Each participant’s account is credited with the participant’s salary reduction contribution and an allocation of (a) the employer-matching contribution (b) Plan earnings, and (c) rollovers.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Accounts

Individual accounts are maintainted for each Plan participant.  Each Particpant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions

Except for permitted withdrawals after attaining age 59-1/2 and hardship distributions, interest in a participant’s account is distributable when employment terminates. Distributions can be made in a lump-sum payment in cash or in annual installments, or more frequent installments, for a period not to exceed the life expectancy of the participant or the beneficiary of the participant or in the form of an annuity providing periodic payments to the participant and/or the beneficiary of the participant. Upon disability, retirement, or death of a participant, participants become 100% vested in their account balance. Participants are entitled to all vested benefits in their accounts upon termination of service.

Participant Loans

Participants may borrow the lesser of 50% of their vested account balance or $50,000. The repayment of a loan is required within a five year period, except when the loan is used for the purchase of a primary residence. Loans are subject to interest charges at an annual rate of prime plus 1%. The interest rate on all loans outstanding as of December 31, 2003 ranged from 5% to 10.5%

Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, participants’ will be 100% vested in their total account balance. Distributions from the Plan after termination may be made in the form of cash or nontransferable annuity contracts, at the discretion of the plan administrator.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of the significant accounting principles and policies used by the Plan are as follows:

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Administrative Expenses

All administrative expenses of the Plan are paid by the Plan to the extent not paid by the Sponsor.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were nil and $61,257 at December 31, 2003 and 2002 respectively.

3.             INVESTMENTS

The market value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002

Fidelity Equity Income Fund*	$4,002,642	$—
Fidelity Investment Growth Bond Fund*	1,011,657	—
Fidelity Diversified International Fund*	1,169,490	—
Fidelity MID-CAP Stock Fund*	1,287,023	—
Fidelity Managed Income Portfolio Fund*	6,784,519	—
The Children’s Place Common Stock Fund*	940,207	—
Merrill Lynch Cash Fund	—	12,142,329

*              This investment did not represent 5% of the Plan’s net assets as of December 31, 2002.

During 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $2,267,108 as follows:

Fidelity Equity Income Fund	$684,745
Fidelity Investment Growth Bond Fund	1,484
Fidelity Blue Chip Fund	119,976
Fidelity Low Price Stock Fund	118,753
Fidelity Diversified International Fund	312,889
Fidelity Dividend Growth Fund	7,240
Fidelity Small Cap Independent Fund	32,790
Fidelity MID-CAP Stock Fund	271,086
Fidelity Freedom Income Fund	355
Fidelity Freedom 2000 Fund	237
Fidelity Freedom 2010 Fund	6,629
Fidelity Freedom 2020 Fund	12,735
Fidelity Freedom 2030 Fund	25,023
Fidelity Freedom 2040 Fund	1,548
Spartan US Equity Index Fund	48,790
The Children’s Place Common Stock Fund	622,828
$2,267,108

4.             TAX STATUS

The sponsor adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated October 9, 2003. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.             PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investment Institutional Operations Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Sponsor for the investment management services amounted to $92,455 for the year ended December 31, 2003.

At December 31, 2003 and 2002, the Plan held 35,174 and 32,164 shares of Common Stock of The Children’s Place, the Sponsor. During the year ended December 31, 2003, 11,141 shares of the Sponsor’s common stock were acquired at a cost of $171,005 and 8,131 shares were sold for proceeds of $195,848.

6.             OTHER INFORMATION

There were no loans, fixed income obligations or leases which were either in default or classified as uncollectible for the year ended December 31, 2003, as defined by ERISA.

7.             RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements as of and for the year ended December 31, 2003, to Form 5500:

Benefits payable per the financial statements	$158,243
Less: Benefits payable due to corrective distributions	$158,243
Benefits payable per Form 5500	—

Benefits paid to participants per financial statements	$1,159,219
Less: Benefits paid to participants for corrective distributions	$158,243
Benefits paid to participants per Form 5500	$1,000,976

Subsequent to the end of the year the Company was notified that it failed the ADP discrimination test.  This test examines the relationship of participant contributions between highly compensated and non-highly compensated participants.  As a result of the test results the Plan is required to make corrective distributions to highly compensated participants for the 2003 plan year.  These corrective distributions were made in 2004 and were recorded as a benefit payable at December 31, 2003.

SCHEDULE I

THE CHILDREN’S PLACE
401(k) SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER: 31-1241495 PLAN NUMBER:001
FORM 5500, SCHEDULE H, PART IV, LINE 4i:
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003

(a) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*Fidelity Equity Income Fund	Mutual Fund	$4,002,642
*Fidelity Investment Growth Bond Fund	Mutual Fund	1,011,657
*Fidelity Blue Chip Fund	Mutual Fund	786,209
*Fidelity Low Price Stock Fund	Mutual Fund	514,943
*Fidelity Diversified International Fund	Mutual Fund	1,169,490
*Fidelity Dividend Growth Fund	Mutual Fund	59,623
*Fidelity Small Cap Independent Fund	Mutual Fund	151,116
*Fidelity MID-CAP Stock Fund	Mutual Fund	1,287,024
*Fidelity Freedom Income Fund	Mutual Fund	14,001
*Fidelity Freedom 2000 Fund	Mutual Fund	5,279
*Fidelity Freedom 2010 Fund	Mutual Fund	65,945
*Fidelity Freedom 2020 Fund	Mutual Fund	118,548
*Fidelity Freedom 2030 Fund	Mutual Fund	181,898
*Fidelity Freedom 2040 Fund	Mutual Fund	12,235
*Fidelity Managed Income Portfolio Fund	Common/Collective Trust	6,784,519
*Spartan US Equity Index Fund	Mutual Fund	301,818
*The Children’s Place Common Stock Fund	Common Stock	940,207
*Fidelity Management Trust Company	Loan Fund – Participant Loans; Maturing 2004 to 2016 at interest rates ranging from 5% to 10.5%	533,353
	Total	$17,940,507

*      Represents a party-in-interest to the Plan

Cost information is not required for participant-directed investments and, therefore, is not included.